

Mail Stop 3561

April 24, 2017

Mr. William T. Giles
Chief Financial Officer and Executive Vice President -
    Finance, Information Technology and ALLDATA
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

     Re: AutoZone, Inc.
            Form 10-K for the Fiscal Year Ended August 27, 2016
            Response Dated April 10, 2017
            File No. 1-10714

Dear Mr. Giles:

We have reviewed your April 10, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2017.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Measures, page 31

1. We have reviewed your response to comment 1 and have the following comments:

   - It appears from your response that management intends for debt levels to fluctuate with EBITDAR in order to target the debt portion of your capital structure to a 2.5:1 ratio of adjusted debt to EBITDAR. Therefore, to the extent that EBITDAR continues to grow, debt levels also are expected to grow. Please disclose this information to your investors as we believe it provides important information allowing investors to better view your company through the eyes of management and to better assess the likelihood that past performance is indicative of future performance.

- We note that your non-GAAP measure presents the increase in cash you would have experienced if you had not repurchased shares. If you disclose the positive effects that would have resulted from not repurchasing shares, such as the increase in your cash, you should balance that disclosure by describing other effects of this decision that may be less desirable to your investors. For example, not repurchasing your shares presumably would have resulted in lower earnings per share and a lower stock price. Please revise your disclosure accordingly.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products